UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Manual for Participation in Extraordinary
General Meeting

November 30, 2015

Message from the management

Dear Shareholder,

Fibria Celulose S.A. (“Fibria” or the “Company”), a Company listed on the Novo Mercado of the Brazilian Stock Exchange BM&FBovespa, in line with its commitment to adopt outstanding Corporate Governance practices, prepared this Manual, whose purpose is to clearly and succinctly present important information and guidance relating to the convocation of Fibria’s Extraodinary General Meeting (“EGM” or “General Meeting”) to be held on November 30, 2015, at 2:30 p.m., at the Company’s headquarters located at Rua Fidêncio Ramos, No. 302, 4th (part) floor , Vila Olímpia , in the Valor Room, in the City of São Paulo, State of São Paulo.

Members of Fibria’s Board of Executive Officers and a representative of the Fiscal Council will be present at the General Meeting and will be able to clarify any matters included in the agenda.

We emphasize that each share issued by Fibria is entitled to one vote in the General Meeting.  As such, your participation is very important to the Company.

We hope we can count on your presence, for which we thank you in anticipation.

Sincerely,

José Luciano Duarte Penido	Marcelo Strufaldi Castelli
Chairman of the Board of Directors	Chief Executive Officer

Extraordinary General Meeting Agenda

At that meeting, the following matters will be submitted for the resolution of the Shareholders. More information, as well as the procedures for participating in the General Meeting, are available in this Manual, its Exhibits and on the websites of Fibria and the Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br), and may also be obtained from Fibria’s Investor Relations Department.

In the Extraordinary General Meeting:

(a) Approve the distribution of interim dividends on an extraordinary basis.

Guidance for Participation

Date, Time and Place

Fibria’s Extraordinary General Meeting will be held on November 30, 2015 at 2:30 p.m. at the Company’s headquarters located at Rua Fidêncio Ramos, No. 302, 4th (part) floor, Vila Olímpia, in the Valor Room, in the City of São Paulo, State of São Paulo (see the map below).

We recommend that parties interested in participating in the General Meeting arrive 30 minutes early.

Who may participate in the General Meeting

All shareholders owning common shares issued by Fibria, or their duly appointed legal representatives or procurators, may participate in the General Meeting.

Required documentation

All those attending the General Meeting must present personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after November 25, 2015.

In case of legal representatives of a shareholding entity, besides the respective identification, an authenticated copy or original of the constitutive act of the shareholder (current Bylaws, Charter or equivalent document) must also be presented, as well as the corporate documentation showing their election as a representative.

In case of Investment Funds, besides the documents mentioned in the preceding paragraphs, an authenticated copy or original of the respective Regulation must be presented.

Documents issued outside Brazil must be notarized, legalized by a local Brazilian diplomatic office, and accompanied by a sworn translation in Portuguese.

Finally, participants in the Fungible Custody of Registered Shares of the Stock Exchanges (Custódia Fungível de Ações Nominativas das Bolsas de Valores) must present a statement issued by the custodian after November 25, 2015, containing the respective shareholding participation.

Shareholders Represented by a Procurator

Pursuant to article 126 of Law 6.404/76 (the “Brazilian Corporations Law”), shareholders may be represented in General Meeting by a procurator appointed within the last year, who is a shareholder in or administrator of Fibria,  a lawyer, or a financial institution.

Shareholders represented by procurators must deposit the respective instruments of mandate, accompanied by the representation documents mentioned in the previous item in this Manual, at Fibria’s headquarters by November 25, 2015. These documents must be sent to the attention of the Company’s Legal Department at Rua Fidêncio Ramos, No. 302, 3rd floor, Vila Olímpia, 04551-010, São Paulo - SP.

If the Shareholder has not deposited the power of attorney within the time period established above, its representatives or procurator may participate in the Meeting, as long as they present, by that date of the Meeting, the originals of the documents proving their powers.

Holders of ADRs (American Depositary Receipts)

Citibank N.A, the depositary for the ADRs in the United States, will send the ADR holders the documentation needed to be represented in the General Meeting. The Voting Instructions need to be received by the Depositary or broker/custodian bank prior to 10:00 A.M. (New York City time) on November 25, 2015. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (+1) 877-CITI-ADR ((+1) 877-248-4237).

Additional Clarifications

For further information access the call notice (Exhibit 1 of this manual). Additionally, Fibria’s Department of Investor Relations is available for any additional clarification, at +55 11 2138-4565 and at ir@fibria.com.br.

Fibria’s Bylaws - General Meeting

Fibria Bylaws

Chapter V — Shareholders’ Meetings

Article 28 — The Shareholders’ Meeting called and convened pursuant to the law and Fibria’s Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15) day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 — The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 — The Shareholders’ Meeting shall be presided over by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 — The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney. Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in Fibria’s Bylaws, then the shareholder may attend the Meeting, provided he attends the Meeting with the originals of the documents supporting the powers granted thereto.

Paragraph 5 — Besides the matters that are within its competence as provided for in law and in Fibria’s Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters VII and IX of these Bylaws, among the list of three companies indicated by the Board of Directors;

d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.

Paragraph 6 - Resolutions on changes or exclusions to Article 32 of Fibria’s Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

To access Fibria’s Bylaws please click here

Information on the Matters to be Examined and Discussed

As provided for in the Brazilian Corporations Law, and pursuant to the Call Notice (which is included in this Manual as Exhibit 1) published in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers and made available on the webpages of Fibria and Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br) as of October 22, 2015, the matters to be resolved in the General Meeting are as indicated below.

All the documents mentioned in the item below are available on the websites of Fibria and Brazilian Securities Commission (www.fibria.com.br/Investidores and www.cvm.gov.br), and have been published, when required by law, in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers.

In the Extraordinary General Meeting:

(a)  Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company, to be declared and paid against the Company’s Investments Reserve, as approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered at the Company’s quarterly financial statements of June 30, 2015.

Exhibit 1 – Call Notice

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON NOVEMBER 30, 2015

FIBRIA CELULOSE S.A., publicly-held corporation, headquartered in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Vila Olímpia, Zip Code 04551-010, with its corporate acts duly filed at the Board of Trade of the State of São Paulo under Company’s Registry (NIRE) 35.300.022.807, enrolled with the CNPJ/MF under the No. 60.643.228/0001-21, registered at the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held corporation level “A”, under the code No. 12793 (“Company”), in accordance with Article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and Articles 3rd and 5th of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), calls the shareholders to take part on the Extraordinary General Shareholders’ Meeting (“General Meeting”) to be held at 02:30PM, on November 30, 2015, at the Company’s headquarters, Valor room, to review, discuss and vote the following agenda:

(i)                          Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered at the Company’s quarterly financial statements of June 30, 2015.

General Information:

In regard to investment funds, the representation of the quotaholders at the General Meeting shall be incumbent to the fund’s manager, with due regard to the provisions of the fund’s regulation regarding the person who is entitled to exercise the voting rights of the shares and assets that are part of the fund’s portfolio. In such case, the representative of the fund’s manager, in addition to the corporate documents mentioned below regarding such manager, shall present copy of the fund’s regulation, duly registered with the competent body.

In connection with the participation by means of an attorney-in-fact, the powers to participate of the General Meeting shall have been granted at least one (1) year prior to the meeting, in accordance with Article 126, paragraph 1st, of the Brazilian Corporate Law. Additionally, in compliance with Article 654, paragraphs 1st and 2nd of the Brazilian Civil Code, the power-of-attorney shall include the place where it was granted, the complete qualification of the grantor and of the grantee, the date and the purpose of the granting, limiting the extension of the powers granted, containing the notarization of the signatures.

Please note that (1) the Company’s individual shareholders shall only be represented at the General Meeting by an attorney-in-fact that is also a Company’s shareholder, a Company’s manager, a lawyer or a financial institution, in accordance with the provisions of Article 126, paragraph 1st of the Brazilian Corporate Law; and (2) the Company’s legal entity shareholders may be represented by an attorney-in-fact appointed in accordance with its articles of association or Bylaws and with the regulations of the Brazilian Civil Code, with no necessity that such attorney-in-fact is a Company’s shareholder, a Company’s manager or a lawyer (as provided by CVM Procedure RJ2014/3578, judged on 11.04.2014).

The Company shall accept as identity documents the National Identity Card (RG), as well as the National Driver’s License (CNH), passport, identity cards issued by professional councils, and other functional identification cards issued by governmental bodies, provided that the document contains a picture of its holder.

The representative of the legal entity shareholder shall present a certified copy of the following documents, duly registered with the competent bodies (Civil Registry of Legal Entities or Board of Trade, as applicable): (1) articles of association or Bylaws; and (2) corporate act that elects the manager that (a) attends the General Meeting as the legal entity’s representative, or (b) grants the power-of-attorney to a third party for representation of the legal entity shareholder.

The shareholders documents issued abroad shall be notarized by a Public Notary, legalized at the Brazilian Consulate, translated by a sworn translator duly registered in the Board of Trade, and filed in the Registry of Deeds and Documents, in accordance with the applicable legislation.

All the shareholders shall present proof of ownership of shares issued by the Company, duly updated, issued by the depositary financial institution and/or the custody agent as of November 25, 2015.

For a better organization of the General Meeting, the Company, in accordance with paragraph 4th of Article 28 of its By-laws, recommends the deposit at the Company’s headquarters, three (3) days in advance of the date of the General Meeting, of the above-mentioned documents. Please note that the shareholders shall still be able to attend the General Meeting even if such documents are not previously deposited, by presenting the documents at the opening of the General Meeting, as provided by paragraph 2nd of Article 5 of ICVM 481/09.

The documents in connection with the agenda to be discussed at the General Meeting are available for consultation by the shareholders at the Company’s headquarters and at the websites of the Company (http://fibria.infoinvest.com.br), BM&FBOVESPA (http:// www.bmfbovespa.com.br) and CVM (http://www.cvm.gov.br) on the world wide web, in accordance with the provisions of the Brazilian Corporate Law and applicable regulations.

São Paulo, October 22, 2015.

José Luciano Duarte Penido

Chairman of the Board of Directors

Exhibit 2 – Management Proposal and its Exhibits

FIBRIA CELULOSE S.A.

CNPJ NO. 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, October 22, 2015

MANAGEMENT’S PROPOSAL

Dear Shareholders,

The Management of Fibria Celulose S.A., publicly-held corporation, headquartered in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, Tower B, 3rd and 4th (part) floors, Vila Olímpia, Zip Code 04551-010, with its corporate acts duly filed at the Board of Trade of the State of São Paulo under Company’s Registry (NIRE) 35.300.022.807, enrolled with the CNPJ/MF under the No. 60.643.228/0001-21, registered at the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held corporation level “A”, under the code 12793 (“Fibria” or “Company”), in accordance with the Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and with the CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), hereby presents this proposal (“Proposal”) to be submitted to the decision of the extraordinary general shareholders’ meeting to be held on November 30, 2015, at 02:30 PM, at the Company’s headquarters, Valor Room (“General Meeting”).

The scope of this Proposal consists in the submission and analysis of the management’s proposal to distribute interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered in the Company’s quarterly financial statements of June 30, 2015.

SUMMARY

I.               GENERAL CONSIDERATIONS

All the information and the documents mentioned in this Proposal, in accordance with ICVM 481/2009, are available to the shareholders at the Company’s head offices and on its website (www.fibria.com.br), on the website of the Brazilian Securities and Exchange Commission — CVM (www.cvm.gov.br), as well as being covered in the Exhibits to this Proposal.

II.          PROPOSAL OF DISTRIBUTION OF INTERIM DIVIDENDS ON AN EXTRAORDINARY BASIS AGAINST THE AMOUNT OF THE RESERVE FOR INVESTMENTS

In the business year ended on December 31, 2014, the Company posted net income of R$ 155,583,601.40 (one hundred and fifty-five million, five hundred and eighty three thousand, six hundred and one Brazilian reais and forty cents).

The Ordinary General Shareholders’ Meeting held on April 28, 2015 approved the distribution of R$ 36,951,105.33 (thirty-six million, nine hundred and fifty-one thousand, one hundred and five Brazilian reais and thirty-three cents), as minimum compulsory dividends, and R$ 110,853,316.00 (one hundred and ten million, eight hundred and fifty-three thousand, three hundred and sixteen Brazilian reais), as an additional dividends to its shareholders.

For your references, the Company’s financial statements related to the business year ended on December 31, 2014 and the relevant Management’s Report, disclosed on January 29, 2015, were drawn up by the Company’s Executive Board, audited by the independent auditors PricewaterhouseCoopers Auditores Independentes and approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015. The Company disclosed, on July 23, 2015, its quarterly financial statements related to the 2nd quarter of 2015.

Considering the existing balance in the Company’s Reserve for Investments on June 30, 2015, in the amount of R$ 2,805,710,605.33 (two billion, eight hundred and five million, seven hundred and ten thousand, six hundred and five Brazilian reais and thirty-three cents), and due to the Company’s cash generation, the Management proposes the distribution of interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company.

The interim dividends will be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered in the Company’s quarterly financial statements of June 30, 2015.

The amount to be distributed as interim dividends on an extraordinary basis corresponds to, approximately, 71% (seventy one percent) of the total amount existing in the Company’s Reserve for Investments. In this regard, and considering the cash generation of the Company in the fiscal year of 2015, higher than expected, the Management of the Company informs that the distribution of such amount will not cause any adverse effect in its business plan or in its future perspective of investments.

The Management also informs that the approval of the distribution of interim dividens on an extraordinary basis, informed hereto, will not affect the capital expenditure budget approved in the Company’s Ordinary General Shareholders’ Meeting.

The amount declared as dividends will not be subject to monetary restatement or remuneration between the declaration date and the date of actual payment.

It is also proposed that the declared interim dividends are paid to the shareholders holding shares issued by the Company, in one installment, by the end of the current fiscal year in a date to be decided by the General Shareholders’ Meeting.

The shareholders holding shares issued by the Company on the reference date defined by the Shareholders in the General Shareholders’ Meeting shall be entitled to the interim dividens declared, in accordance with the above terms, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), corresponding to 71% (seventy one percent) of the Company’s Reserve for Investments.

The Board of Directors and the Fiscal Council approved, on October 22, 2015, the referred Management’s Proposal for the distribution of the interim dividends on an extraordinary basis, to be declared and paid against the Company’s account of Reserve for Investments, in accordance with the terms established above.

The Exhibit I corresponds to the copy of the Opinion of the Company’s Fiscal Council, favorable to the approval of this Managements’ Proposal.

III.     CONCLUSIONS

For the reasons above given, the Company’s Management hereby submits this Proposal to the analysis of the shareholders in a General Shareholders’ Meeting of the Company, recommending its full approval.

Do not hesitate to contact us to obtain any clarifications that may be necessary.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

IV. EXHIBIT I — OPINION OF THE FISCAL COUNCIL

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law No. 6,404/76), according to the meeting held on October 22, 2015 in the Company’s headquarter, examined the Management Proposal approved by the Board of Directors on this date, for the distribution of interim dividends, to be declared and paid against the Company’s Investments Reserve, as registered in the Company’s quarterly financial statements of June 30, 2015. Based on the analysis carried out, as well as the information and clarifications provided by representatives of the Company, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law No. 6.404/76, to opine favorably on the submission of such Management Proposal for approval of the Extraordinary General Shareholders’ Meeting.

São Paulo, October 22, 2015.

Maurício Aquino Halewicz Chairman	Antônio Sergio Riede Member

Gilsomar Maia Sebastião
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO